EXHIBIT 99.1

Capital Markets Day 2007: Hydro Set to Grow as Global Aluminium Company

OSLO, Norway, Sept. 6, 2007 (PRIME NEWSWIRE) -- Following substantial restructuring, a streamlined new Hydro is determined to grow as a global aluminium company with unique captive energy production.

Sound aluminium markets, operational excellence, technological leadership and a commitment to partnerships form a solid platform for Hydro's core business areas - Aluminium Metal, Aluminium Products and Energy. With 25,000 employees in more than 30 countries, combined with solid financial and operational strength, Hydro is well-positioned to pursue global growth opportunities.

The merger of Hydro's oil and gas activities with Statoil is on track to be completed by October 1, and the Hydro share will begin trading as an aluminium share from that date.

A repositioned Aluminium Metal business is moving ahead with highly promising projects in both alumina production and smelting operations. Hydro has a clear ambition to expand its upstream aluminium activities worldwide, particularly in energy-rich areas, with crucial support from its unique in-house energy competence

An extensive restructuring program in Aluminium Products is close to completion, leaving the business with five distinct product areas - Rolled Products, Extrusion, Building Systems, Precision Tubing and Automotive Structures, all with leading positions in their respective markets.

"I'm confident that the new and focused Hydro will succeed in the global aluminium market. Following significant strategic and operational progress, Hydro has the financial and operational strength needed to embark on a focused and ambitious aluminium strategy," says Hydro President and CEO Eivind Reiten.

"Hydro aims to expand upstream aluminium operations, build on leading positions in aluminium products markets worldwide and further develop our unique energy-production competence. Our competitive edge, operational excellence and firm market conditions provide Hydro with a solid foundation for growth," Reiten says.

Financial strength

Hydro's financial position is strong. The company's net cash position at the end of June 2007 was NOK 7.2 billion. Including net pension liabilities of NOK 7.7 billion and operating lease commitments of NOK 0.5 billion, net adjusted debt amounted to NOK 1.0 billion.

Hydro, currently rated "BBB" by Standard and Poor's and "Baa1" by Moody's, aims to maintain an investment grade rating going forward. It plans to maintain funds from operations at 40 percent of net adjusted debt over the business cycle. Funds from operations is defined as net income plus depreciation and amortization plus deferred taxes. Furthermore, the company targets a ratio of adjusted net interest-bearing debt to equity below 0.55.

Shareholder return will remain a key priority for Hydro. The company aims to implement measures to make the capital structure more efficient. Share repurchases and an extraordinary dividend will be considered. The measures to be implemented will be announced along with fourth-quarter results in February 2008.

Capital expenditures, including debt-financed projects in joint ventures, are expected to rise to NOK 11-12 billion in 2008 and in 2009, up from about NOK 6.5 billion in 2007. About 80 percent of the 2008 and 2009 investments will be made in the upstream aluminium business. Major projects in 2008 include the Qatalum aluminium project in Qatar and the completion of the Alunorte 3 expansion in Brazil.

In the Aluminium Products area, focus on cash generation and improved return will continue, but selective growth initiatives in Extrusion and Building Systems will be evaluated. In the Energy business area, investments are expected to be limited except for the build-up of the solar energy business.

Included in the investment budget for 2008 is sustaining capital expenditure of NOK 3 billion, which Hydro expects will remain at this level in the coming years.

Aluminium Metal repositioned

The repositioning in Aluminium Metal has now been completed, with remaining smelter capacity strongly positioned on the industry's cost curve. Since 2003, Hydro has closed down 250,000 tonnes of high-cost primary aluminium capacity, mainly in Norway and Germany. This production has been partly replaced by significantly more competitive capacity.

Hydro's primary aluminium production is expected at 1.73 million tonnes in 2007, rising to about 2 million tonnes in 2011, the first year of full production from Qatalum. The 585,000 tonnes Qatalum smelter, a 50/50 joint venture between Hydro and Qatar Petroleum, will be built by Hydro based on extensive project experience and distinct project management skills.

Operational excellence will remain a top priority for Hydro and be based on the Aluminium Metal Production System (AMPS). In addition to developing the next-generation smelter cell technology, AMPS puts Hydro in a strong position for participation in new smelter projects. Plans under evaluation include an expansion of the Karmoy smelter in Norway, a second phase of the Qatalum plant in Qatar and an expansion of the Kurri Kurri aluminium smelter in Australia.

Aluminium Products restructured

2007 marks the end of an extensive restructuring of Hydro's downstream business. Hydro has reduced its workforce by 3,300 people and cut fixed assets by 30 percent. Financial performance has significantly improved, with a 30 percent increase in EBIT excluding special items in first-half 2007 compared with the same period in 2006.

Aluminium Products consists of five distinct businesses, all with leading positions in their respective markets, technological leadership and operational excellence. Europe will remain the core focus for Aluminium Products, and Hydro will continue efforts to improve the North American operations. Future investments will aim to strengthen Hydro's number-one positions and high grade the portfolio.

Energy to support smelter growth

Hydro is well covered with captive power production based on hydropower generation in Norway and the planned gas-fired power plant in Qatar. Following the start-up of the Qatalum aluminium plant, expected in late 2009, Hydro will have close to 50 percent of its power needs in metal production covered by captive power sources.

As Norway's number two power producer with more than a century-long experience in power generation, Hydro will use its energy competence to support its international smelter growth ambitions. For power production in Norway, Hydro will focus on continued improvement of operational performance and optimization of production to ensure high-cash generation.

Hydro has three promising positions in solar energy and will consider opportunities for further solar-energy investments.

The Capital Markets Day presentation can be downloaded from www.hydro.com from. The presentation will also be streamed live on www.hydro.com at 12:00 CET. The webcast will remain available for download on Hydro's website for two months following the Capital Markets Day.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk review - Risk factors" on page 134 of Hydro's Annual Report 2006 (including Form 20-F) and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Contacts:  Norsk Hydro
           Investor contact
           Ada Christiane Rieker
             +47 22538483
             Cellular:  +47 95182718
             ada.christiane.rieker@hydro.com
           Press contact
           Inger Sethov
             +47 22539280
             Cellular:  +47 95022359
             Inger.Sethov@hydro.com
           Stefan Solberg
             +47 22539280
             Cellular: +47 91727528
             Stefan.Solberg@hydro.com